Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

March 26, 2008

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued March 20, 2008 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

dw 4/3

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

March 20, 2008

Item 3 News Release

March 20, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire March 20, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial reports results from the ongoing exploration at Mount Polley. In 2007 a total of 121 exploration drill holes totalling 39,503 metres were completed at eight different zones. Diamond drilling involved exploration and delineation of mineralization at the Northeast, Boundary, Skid, Southeast, Pond, C2, Area 9 and Springer zones.

Significant results include a major step-out drilling discovery of an extension to mineralization northwest of the Springer zone, and drilling of high grade mineralization deep in the Northeast zone. Further definition of the Pond zone prompted the initiation of engineering to examine the possibility of including mining of this as part of the development of the Southeast zone. Infill drilling provided confirmation of high gold grades in the C2 zone.

Item 5 Full Description of Material Change

Imperial reports results from the ongoing exploration at Mount Polley. In 2007 a total of 121 exploration drill holes totalling 39,503 metres were completed at eight different zones. Diamond drilling involved exploration and delineation of mineralization at the Northeast, Boundary, Skid, Southeast, Pond, C2, Area 9 and Springer zones.

Significant results include a major step-out drilling discovery of an extension to mineralization northwest of the Springer zone, and drilling of high grade mineralization deep in the Northeast zone. Further definition of the Pond zone prompted the initiation of engineering to examine the possibility of including mining of this as part of the development of the Southeast zone. Infill drilling provided confirmation of high gold grades in the C2 zone.

The following table highlights significant intercepts. Drill plans for these zones, including a Springer section, and a complete table of significant intervals obtained in the drilling are available on the Company's website.

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-245	NEZ	709.3	540.0	557.0	17.0	1.57	2.08	n/a
and			585.0	602.5	17.5	1.44	3.54	n/a
SD07-63	Springer	337.4	247.5	335.0	87.5	0.27	0.48	n/a
SD07-64	Springer	261.2	182.5	261.2	78.7	0.33	0.28	n/a
JZ07-02	Springer	389.3	182.5	347.5	165.0	0.38	0.20	n/a
including			182.5	217.5	35.0	0.60	0.32	n/a
PZ07-11	Pond	200.3	15.0	74.8	59.8	0.74	0.31	12.82
including			48.3	74.8	26.5	1.20	0.47	23.49
C207-75	C2	157.6	78.6	147.5	68.9	0.37	0.95	n/a
including			80.0	92.5	12.5	0.58	2.72	n/a

Northeast - Drilling beneath the Wight pit was limited to four drill holes, as ongoing mining activity limited access. WB07-245 drilled to follow up on a deep high grade intercept in WB05-204, hit two intervals of 17 metres grading over 1.0% copper and over 2.0 g/t gold. The Wight pit, which has provided high grade mill feed since the restart of mining operations in 2005, is scheduled to be exhausted late 2008. A ramp driven from within the pit is being considered to provide access for further exploration and for potential mining by underground methods of the high grade resource that is known to exist but is too deep to be captured by surface mining.

Springer- Drilling returned three widely spaced intercepts into a northern and northwestern extension of copper-gold mineralization. SD07-63 and SD07-64 were collared 125.0 metres northwest of the final pit design and hit encouraging results. They were followed up by JZ07-02, collared an additional 550 metres to the west, returning 165.0 metres grading 0.38% copper and 0.20 g/t gold, including 35.0 metres grading 0.60% copper and 0.32 g/t gold. The area has been the subject of a series of historic drill campaigns which did not penetrate deep enough to encounter this mineralization, which starts approximately 150 metres below surface.

Southeast / Pond - Mineralization was expanded to the west, where a small near surface high grade copper-gold-silver zone called the Pond zone was further defined. PZ07-11 intercepted 59.8 metres grading 0.74% copper, 0.31 g/t gold and 12.82 g/t silver, including 26.5 metres grading 1.20% copper, 0.47 g/t gold and 23.49 g/t silver. Engineering work will proceed to determine the suitability of mining this extension to the Southeast zone. The Pond zone lies to the west of the planned Southeast zone pit.

C2 - Drilling provided infill and confirmation of high grade mineralization. The higher gold grades that are indicative of this southern extension of the Cariboo pit mineralization are highlighted in C207-75 which intercepted 68.9 metres of 0.37% copper and 0.95 g/t gold, and which included a smaller 12.5 metre interval grading 0.58% copper and 2.72 g/t gold. Due to the proximity of this zone to the crusher, it is unlikely it will be considered for mining until close to the end of mine life however, the gold rich nature of this zone may increase the priority of work here depending on commodity price.

Exploration in 2008 will continue to focus on locating higher grade ore to replace the high grade ore that the Wight pit has been providing to the mill.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and at Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, British Columbia.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 20th day of March, 2008.

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Update on Mount Polley Exploration

Vancouver, BC – March 20, 2008 - **Imperial Metals Corporation (TSX:III)** reports results from the ongoing exploration at Mount Polley. In 2007 a total of 121 exploration drill holes totalling 39,503 metres were completed at eight different zones. Diamond drilling involved exploration and delineation of mineralization at the Northeast, Boundary, Skid, Southeast, Pond, C2, Area 9 and Springer zones.

Significant results include a major step-out drilling discovery of an extension to mineralization northwest of the Springer zone, and drilling of high grade mineralization deep in the Northeast zone. Further definition of the Pond zone prompted the initiation of engineering to examine the possibility of including mining of this as part of the development of the Southeast zone. Infill drilling provided confirmation of high gold grades in the C2 zone.

The following table highlights significant intercepts. Drill plans for these zones, including a Springer section, and a complete table of significant intervals obtained in the drilling are available on the Company's website.

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-245	NEZ	709.3	540.0	557.0	17.0	1.57	2.08	n/a
and			585.0	602.5	17.5	1.44	3.54	n/a
SD07-63	Springer	337.4	247.5	335.0	87.5	0.27	0.48	n/a
SD07-64	Springer	261.2	182.5	261.2	78.7	0.33	0.28	n/a
JZ07-02	Springer	389.3	182.5	347.5	165.0	0.38	0.20	n/a
including			182.5	217.5	35.0	0.60	0.32	n/a
PZ07-11	Pond	200.3	15.0	74.8	59.8	0.74	0.31	12.82
including			48.3	74.8	26.5	1.20	0.47	23.49
C207-75	C2	157.6	78.6	147.5	68.9	0.37	0.95	n/a
including			80.0	92.5	12.5	0.58	2.72	n/a

Northeast - Drilling beneath the Wight pit was limited to four drill holes, as ongoing mining activity limited access. WB07-245 drilled to follow up on a deep high grade intercept in WB05-204, hit two intervals of 17 metres grading over 1.0% copper and over 2.0 g/t gold. The Wight pit, which has provided high grade mill feed since the restart of mining operations in 2005, is scheduled to be exhausted late 2008. A ramp driven from within the pit is being considered to provide access for further exploration and for potential mining by underground methods of the high grade resource that is known to exist but is too deep to be captured by surface mining.

Springer- Drilling returned three widely spaced intercepts into a northern and northwestern extension of copper-gold mineralization. SD07-63 and SD07-64 were collared 125.0 metres northwest of the final pit design and hit encouraging results. They were followed up by JZ07-02, collared an additional 550 metres to the west, returning 165.0 metres grading 0.38% copper and 0.20 g/t gold, including 35.0 metres grading 0.60% copper and 0.32 g/t gold. The area has been the subject of a series of historic drill campaigns which did not penetrate deep enough to encounter this mineralization, which starts approximately 150 metres below surface.

Southeast / Pond - Mineralization was expanded to the west, where a small near surface high grade copper-gold-silver zone called the Pond zone was further defined. PZ07-11 intercepted 59.8 metres grading 0.74% copper, 0.31 g/t gold and 12.82 g/t silver, including 26.5 metres grading 1.20% copper, 0.47 g/t gold and 23.49 g/t silver. Engineering work will proceed to determine the suitability of mining this extension to the Southeast zone. The Pond zone lies to the west of the planned Southeast zone pit.

C2 - Drilling provided infill and confirmation of high grade mineralization. The higher gold grades that are indicative of this southern extension of the Cariboo pit mineralization are highlighted in C207-75 which intercepted 68.9 metres of 0.37% copper and 0.95 g/t gold, and which included a smaller 12.5 metre interval grading 0.58% copper and 2.72 g/t gold. Due to the proximity of this zone to the crusher, it is unlikely it will be considered for mining until close to the end of mine life however, the gold rich nature of this zone may increase the priority of work here depending on commodity price.

Exploration in 2008 will continue to focus on locating higher grade ore to replace the high grade ore that the Wight pit has been providing to the mill.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and at Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, British Columbia.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END Imperial Metals